Exhibit 4 (c) (xiii)

20 February 2013

Michael A Friedman

15 Adam Street,

London

WC2N 6LA

Dear Michael,

SMITH & NEPHEW plc (THE “COMPANY”) AND YOUR APPOINTMENT

AS A NON-EXECUTIVE DIRECTOR

Following the recommendation of the Nominations Committee, the board of the Company (the “Board”) is pleased to confirm your appointment as a non-executive director on the board of Smith & Nephew plc. This letter sets out the main terms of your appointment to this office. It is agreed that on acceptance of this offer this letter will be a contract for services and not a contract of employment. You should be aware that your appointment will have to be ratified by the Company’s shareholders at the annual general meeting in April 2013 and annually thereafter. Your appointment is also subject to the Company’s articles of association as amended from time to time. If there is a conflict between the terms of this letter and the articles of association then the articles shall prevail.

DUTIES

1.	The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs. The Board’s role is to:

(a)	provide entrepreneurial leadership to the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;

(b)	set the Company’s strategic aims, ensure that the necessary financial and human resources are in place for the Company to meet its objectives, and review management performance; and

(c)	set the Company’s values and standards and ensure that its obligations to its shareholders and others are understood and met.

2.	In your role as a non-executive director you will be required (with the other non-executives) to:

(a)	constructively challenge and contribute to the development of strategy;

(b)	scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

(c)	satisfy yourself that financial information is accurate and that financial controls and systems of risk management are robust and defensible; and

(d)	have a prime role in appointing, and where necessary removing, senior management and in succession planning and where required by the relevant policy of the Company from time to time be responsible for determining appropriate levels of remuneration of executive directors.

3.	You will be required to:

(a)	exercise relevant powers under the Company’s memorandum and articles of association;

(b)	perform your duties faithfully, efficiently and diligently and use all reasonable endeavours to promote the interests and reputation of the Company;

(c)	serve on various committees of the Board and attend wherever possible all meetings of such committees. You will be provided with the terms of reference of a committee on your appointment to such a committee;

(d)	attend wherever possible all Annual General Meetings and Extraordinary General Meetings of the Company;

(e)	attend wherever possible all meetings of the Board, which meets at least six times a year, normally at 15 Adam Street, London WC2N 6LA (one meeting a year is held at one of the major business units);

(f)	attend wherever possible the Annual Strategy Review, which is usually held off-site over two or three days in September;

(g)	consider all relevant papers in advance of each meeting in order to ensure that you can play a full part in the work of the Board and its committees;

(h)	bring independent judgement to bear on issues of strategy, policy, resources, performance and standards of conduct;

(i)	make yourself available (on reasonable notice) to provide ad hoc advice to individual directors of the Company. We do not envisage that this would take more than two days of your time a year;

(j)	provide guidance and direction in planning, developing and enhancing the future strategic direction of the Company;

(k)	share responsibility with the other directors for the effective control of the Company and with the other non-executive directors for the supervision of the executive directors; and

(l)	comply with the Financial Services Authority’s Model Code for securities transactions by directors of UK listed companies and with any code of conduct relating to securities transactions by directors and specified employees issued by the Company from time to time The Smith & Nephew Code of Dealing in Securities will be sent to you on your appointment.

4.	Overall the Company anticipates that you will need to spend a minimum of 15 days per year fulfilling your duties. This will include the board meetings, annual general meetings, one board away-day each year and board committee meetings. In addition you will be expected to spend an appropriate period of time preparing for each meeting and be prepared to be available for additional meetings and business when required. By accepting this appointment you confirm that you are able to commit sufficient time to the role to meet the Company’s expectations.

5.	The Company seeks to adhere to the principles in UK Corporate Governance Code. You will be expected to carry out your duties in accordance with the principles set out in these reports, copies of which are available from the Company Secretary.

6.	The performance of the Board and its committees, and of individual directors, is evaluated annually. At least every third year the performance will be reviewed by an external body.

7.	You shall, in pursuance of your duties hereunder, be entitled to request such information from the Company, its subsidiary undertakings (as defined in section 1162 of the Companies Act 2006 as amended from time to time) or its or their employees, consultants or professional advisers as may be reasonably necessary to enable you to perform your role effectively. The Company shall use its reasonable endeavours to provide such information promptly.

CONFIDENTIALITY

During the course of your duties you will have access to confidential information belonging to the Company and its subsidiary undertakings (including, but not limited to, details of suppliers, customers, margins, know-how, marketing and other relevant business information). Unauthorised disclosure of this information could seriously damage the Company. You will therefore undertake not to use or disclose such information save in pursuance of your duties or in accordance with any statutory obligation or court or similar order.

Your attention is drawn to the rules relating to the disclosure of price sensitive information. You must not make any statement or do anything which may be a breach of these rules without prior clearance from the Chairman or Company Secretary.

OUTSIDE INTERESTS

The agreement of the Chairman will have to be sought before you accept any new outside interests which might affect the time you are able to devote to this appointment.

In accordance with the principles set out in the Combined Code you will have to inform the Company Secretary of any interests which you have, or acquire, which might reasonably be thought to jeopardise your independence from the Company.

During your appointment you will not be able to take up any office or employment with, or have any interest in, any firm or company which is or may be in direct or indirect competition with the Company.

The Board will determine you to be independent, according to the provisions of the Combined Code.

INSURANCE

During your appointment you will be covered by the Company’s directors’ and officers’ liability insurance on the terms in place from time to time. Details of the policy are available from the Company Secretary. The Company does not guarantee to maintain this insurance cover after the termination of your appointment, but you will continue to be covered by the policy or any replacement on the same basis as the rest of the Board. A deed of indemnity will be put in place between you and the Company.

APPOINTMENT

Your appointment will be from 11 April 2013 and will be terminable at the will of the parties. However, it is envisaged that it will be for an initial period of 36 months from the date of appointment. The continuation of your appointment depends upon satisfactory performance and re-election at the Annual General Meeting to be held on 11 April 2013 and at each Annual General Meeting.

All appointments and reappointments to the Board will be subject to the Company’s articles of association. If you are not re-elected to your position as a director of the Company by the shareholders at any time and for any reason then this appointment shall terminate automatically and with immediate effect.

On termination of the appointment you shall only be entitled to such fees as may have accrued to the date of termination together with reimbursement in the normal way of any expenses properly incurred prior to that date.

REMUNERATION

The fees are $120,000 (subject to income tax and statutory deductions) per annum and will be reviewed each year. There is an additional allowance relating to inter-continental travel of $7,000 per trip and there would be an additional fee, should you take over as Chairman of any of the Committees.

EXPENSES

The Company will reimburse you for any expenses that you may incur properly and reasonably in performing your duties and which are properly documented. Such expenses would include reasonable legal fees if circumstances should arise in which it was necessary for you to seek separate legal advice about the performance of your duties. In such a situation, you will be required to discuss the issue either with me or with one of your non-executive colleagues in advance.

INDEPENDENT PROFESSIONAL ADVICE

In some circumstances you may think that you will need professional advice in the furtherance of your duties as a director. It may also be appropriate for you to seek advice from independent advisers at the Company’s expense. The Company will reimburse the full cost of any expenditure incurred.

DATA PROTECTION

By signing this agreement you consent to the Company holding and processing information about you which it may acquire during the course of this agreement, providing such use is in accordance with the Data Protection Act 1998.

THIRD PARTY RIGHTS

The Contracts (Rights of Third Parties) Act 1999 shall not apply to this agreement. No person other than the parties to this agreement shall have any rights under it and it will not be enforceable by any person other than the parties to it.

ENTIRE AGREEMENT

This agreement will constitute the entire and only agreement relating to your appointment between you and the Company.

Any previous agreement or arrangement between you and the Company or any Group company shall be deemed to have been terminated by mutual consent as from the commencement of your appointment.

Please sign and return the enclosed copy of this letter to Susan Swabey, our Company Secretary to confirm your agreement to your appointment on the above terms. She will be in touch with you shortly to request further information to enable us to fulfil our statutory obligations.

I look forward to working with you in the future.

Yours sincerely

/s/ Susan Swabey
Susan Swabey Company Secretary

I, Michael Friedman, agree to the above terms of appointment as a non-executive director of Smith & Nephew plc.

Name	/s/ Michael Friedman

Date	20 February 2013